Exhibit 21.1

List of Subsidiaries of sharplink gaming, ltd.

Subsidiary Name	Jurisdiction of Incorporation	Ownership Percentage
SharpLink, Inc.	Minnesota	100% (indirectly through SLG2)
Sports Technologies, LLC	Minnesota	100% (indirectly through SLG1)
SLG 1 Holdings, LLC (“SLG1”)
SLG 2 Holdings, LLC (“SLG2”)
Holdings Quin, LLC
FourCubed Acquisition Co, LLC (“4C”)
Trendfront Marketing International Limited
MTS IntegraTRAK Inc.
MTS Asia Ltd.
Bohera B.V.	Delaware Delaware Delaware Delaware Malta Delaware Hong Kong Netherlands	100% 100% (indirectly through SLG1) 100% (indirectly through SLG1) 100% (indirectly through SLG2) 100% (indirectly through 4C) 100% 100% 100%